

March 3, 2016

Via E-mail
Mr. Glenn W. Welling
Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660

> **Re:** **Benchmark Electronics, Inc.**
> **Proxy Soliciting Materials on Schedule 14A**
> **Filed February 26, 2016 by Engaged Capital, LLC et al.**
> **File No. 001-10560**

Dear Mr. Welling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please demonstrate your reasonable basis for the following beliefs:

   - "the Company intervened with Ms. Kelly's employer in an attempt to pressure her to withdraw"
   - the Company has exhibited "a well-established pattern of entrenchment tactics"

2.   We note disclosure stating as follows: "The Company's contention that it offered Engaged Capital an opportunity to offer an alternative candidate to Ms. Kelly is a fabrication." Please confirm whether the Chief Investment Officer of Engaged Capital was told on the telephone on January 28, 2016 that Engaged Capital consider nominating a candidate other than Ms. Kelly. If so, please reconcile this with the quoted statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Aneliya S. Crawford, Esq.
        Olshan Frome Wolosky LLP